Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WPX Energy, Inc.

Commission File No.: 1-35322

Devon Energy and WPX Energy announce merger of Equals

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Creating a leading U.S. oil producer

Devon has announced we have entered into an agreement to combine in a merger of equals with WPX energy. This merger will transform the two companies, creating a leading unconventional oil producer in the U.S. with 400,000 net acres in the core of the Delaware basin and a deep inventory of high-return opportunities. It will also add 85,000 acres in the Williston basin in North Dakota to Devon’s high-margin, high-return resource plays in the Anadarko basin, Eagle Ford shale and Powder River basin, further diversifying Devon’s portfolio.

This merger will accelerate Devon’s cash returns-driven business model and brings together two values-driven cultures to drive continued growth and success. Both companies also share a commitment to ESG leadership, safe and environmentally responsible operations for our teams, and the communities in which we operate.

Operating separately until close

Devon and WPX will continue to operate as independent companies through the transaction’s close, which is expected in the first quarter of 2021. Upon closing, Devon will be headquartered in Oklahoma City and draw upon talent from both organizations.

Dave Hager will become Devon’s executive chairman of the board, and Rick Muncrief, the current chairman and CEO of WPX, will be Devon’s new president and CEO.

The combined company’s executive team will include Jeff Ritenour as executive vice president and chief financial officer, Clay Gaspar as executive vice president and chief operating officer, David Harris as executive vice president and chief corporate officer, Dennis Cameron as executive vice president and general counsel, and Tana Cashion as senior vice president of human resources.

Attend Employee Town Hall

Join with Dave Hager and Rick Muncrief this Thursday, October 1, at 10 a.m. CDT.

Read the Employee FAQs.

Send your questions in advance here.

Published: September 28, 2020

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Devon WPX Merger Frequently Asked Questions

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On September 28, 2020, Devon and WPX Energy announced plans to combine in a merger of equals. The strategic combination will create a leading unconventional oil producer in the U.S. This merger will result in enhanced scale, improved margins, and higher free cash flow as it leverages our operational strengths.

Below are Frequently Asked Questions that may arise in connection with this merger and answers to each question. Also included is a summary of information regarding Devon’s strategy, employee communications and benefits.

Have a question you don’t see below? Send us your question here.

STRATEGY

1. Why did Devon choose to merge with WPX Energy?

Increased scale and improved performance are at the heart of this decision. We have long respected WPX and believe our two companies are highly complementary in many ways. By combining our assets, Devon will be a leader in the industry and a leading unconventional oil producer in the U.S. The additional Delaware basin acreage creates a world-class position in the region with a deep inventory of high-return opportunities.

In addition to high-quality assets, both companies share a values-driven culture demonstrated by how our teams operate daily and a dedicated focus on responsible operations with a commitment to ESG in the communities in which we operate.

2. Does this merger change Devon’s go-forward strategy?

This merger will accelerate Devon’s cash returns-driven business model which prioritizes free cash flow generation with moderate growth of high-margin oil production and maximizes our expanded base production. We will continue to grow margins and preserve financial strength by efficiently managing costs and reducing debt. The combination of assets, capabilities and talent will enable us to achieve more than either company could achieve independently. Ultimately, it positions Devon to be a competitive leader for years to come.

3. Will there be changes to Devon’s senior leadership team or headquarters?

Following the merger, Dave Hager will become the executive chairman of the board and Rick Muncrief will serve as president and CEO. The combined company will operate as Devon Energy and be headquartered in Oklahoma City.

The combined company’s executive team will include Jeff Ritenour as executive vice president and chief financial officer, Clay Gaspar as executive vice president and chief operating officer, David Harris as executive vice president and chief corporate officer, Dennis Cameron as executive vice president and general counsel, and Tana Cashion as senior vice president of human resources.

4. Will other WPX leaders or employees be joining Devon in OKC?

Ensuring we draw upon the strong talent and capabilities from both companies will be a critical component of the integration plan and will be key to our go-forward success. Specific decisions regarding leadership and staff will be made as a part of the ongoing integration planning and following the close of the transaction.

EMPLOYMENT

5. What does this mean for employees?

We believe this transaction represents an exciting opportunity for employees of the combined company. We will become a leading unconventional oil producer in the U.S., holding key acreage in the core of the Delaware Basin with a deep inventory of high-return opportunities. For the time being, we ask employees to please focus on safely performing business as usual until the transaction closes.

6. The webcast presentation shows $100M in G&A cost savings by year-end 2021. Is this in addition to Devon’s 2020 $100M G&A target?

The cost savings targeted for year-end 2021 are for the combined company and include G&A, D&C and netback improvement costs. The $100M G&A target that was previously announced for Devon is assumed to be concluded prior to this transaction closes.

7. Will there be reductions to Devon positions with this merger and, if so, when will employees know if their position will be impacted?

It’s important to remember that we’ve only just announced this transaction and there are still many details to be worked out as part of the integration planning process. Staffing decisions will be based on a thoughtful review of the capabilities and skills needed to achieve our go-forward strategic objectives.

Both Devon and WPX are committed to a timely integration of the two companies with open communication for employees. In the upcoming weeks, we will establish the leadership team who will work to quickly identify an integration plan for each area, including team composition. Our plan is to have many of these decisions by the time the transaction is scheduled to close. We’ll share more information about organizational decisions as they become finalized.

8. What happens if my position is eliminated?

If your position is impacted and you meet all necessary requirements outlined in Devon’s Severance Plan, you will be eligible for severance benefits and outplacement assistance.

9. Will there be changes to Devon’s existing severance plan?

We currently have no plans to revise Devon’s current severance plan which will apply to all employees whose positions are eliminated.

10. Is this merger considered a Change of Control under Devon’s our severance or long-term incentive plan?

No. The terms of the transaction do not trigger the definition of change of control in these plans.

11. Will any facilities or operations be closed or sold as a result of the transaction? WPX is also based in Oklahoma. What happens to their headquarters?

We will evaluate our operating facilities as part of the ongoing integration planning process.

12. How soon can Devon employees interact with WPX employees?

We expect the transaction to close in the first quarter of 2021. Until then, both companies will continue to operate independently. Devon employees should not interact with WPX employees unless directed to do so.

13. What do I say if I’m asked about the transaction?

Consistent with our policy, if you receive any inquiries from the media, please refer them to Lisa Adams at 832-816-5086. Inquiries from analysts or investors should be referred to Scott Coody at 405-552-4735.

14. Where can employees obtain additional information? Who can I contact if I have more questions?

If you have any additional questions, please speak with your leader or HR business partner and feel free to submit additional questions here.

BENEFITS

15. Will there be changes to Devon’s benefits plan going forward?

At a high level, the benefits of both companies are comparable. Detailed comparisons will take time and any potential changes will be based on Devon’s market-driven, competitive benefits strategies.

16. Will the current 50% target bonus pool for 2020 be changed?

The bonus pool will continue to be evaluated.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Good morning everyone,

I’m pleased to share that earlier today, Devon announced we have entered into an agreement to combine in a merger of equals with WPX Energy. Through this strategic combination, Devon will become a leading unconventional oil producer in the U.S., holding acreage in the core of the Delaware Basin with a deep inventory of high-return opportunities. This merger will accelerate our returns-driven business model which prioritizes free cash flow generation from moderate growth of high-margin oil production. This strategy will enable us to grow margins while preserving our financial strength through efficiently managing costs and reducing debt.

We have long respected WPX and believe our two companies are highly complementary. Together, we will benefit from a premier multi-basin portfolio, headlined by a world-class acreage position in the Delaware Basin of approximately 400,000 net acres geographically diversified between southeast New Mexico and Texas with only 35 percent of the leasehold on federal lands. The combination will also add 85,000 net acres in the Williston basin in North Dakota to Devon’s high-margin, high-return resource plays in the Anadarko Basin, Eagle Ford Shale and Powder River Basin, further diversifying Devon’s portfolio.

In addition to complementary assets, both Devon and WPX share similar values and operating philosophies. This combination brings together two values-driven cultures and the talent to drive the continued growth and success of the business. Both companies also share an uncompromising commitment to ESG leadership, safe and environmentally responsible operations for our teams, and the communities in which we operate. There are many reasons to be excited about this announcement.

We’re in the early stages of integration planning which will be implemented following closing and throughout the first half of next year. It’s important to remember that Devon and WPX will continue to operate as independent companies through the transaction’s close, which we expect in the first quarter of 2021. Until then, it’s business as usual, and the most important thing we can all do is to stay safe and focused on our day-to-day responsibilities.

Upon closing, Devon will be headquartered in Oklahoma City and draw upon talent from both organizations. I will become Devon’s executive chairman of the board, and Rick Muncrief, the current chairman and CEO of WPX, will be Devon’s new president and CEO.

The combined company’s executive team will include Jeff Ritenour as executive vice president and chief financial officer, Clay Gaspar as executive vice president and chief operating officer, David Harris as executive vice president and chief corporate development officer, Dennis Cameron as executive vice president and general counsel, and Tana Cashion as senior vice president of human resources.

I’ve known Rick Muncrief for many years and am confident in his ability to lead Devon through the next phase of our competitive evolution. Rick joined WPX in 2014 and has been its chairman and CEO since 2016. He led WPX’s portfolio transformation including the acquisition of RKI in 2015 and their shift from natural gas to oil in the Permian and Williston basins.

Prior to WPX, Rick served in leadership roles at Continental Resources, ConocoPhillips and Burlington Resources. He has a Bachelor of Science degree in petroleum engineering technology from Oklahoma State University. He grew up in West Texas, Southeast New Mexico and Elk City, Oklahoma. His wife, Gail, is also an OSU alum and they have two grown children, both engineers in the energy industry.

I’m sure you will have many questions, so please watch for a video from me which will be available on Strata tomorrow. Also, please plan to join Rick and me for an employee town hall and Q&A this Thursday, October 1, at 10 a.m. CDT. We’ll focus the Q&A portion of the town hall on the questions you send in advance, so please send us your questions here.

This is a demanding time for our industry. To succeed, we must consistently execute on our high-quality assets with strong financial discipline. The executive team and I are energized by the opportunities this merger presents, and we believe it positions Devon to be a highly competitive leader in the industry for years to come.

Thanks,

Dave

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Actual social posts on day of merger announcement—Sept. 28, 2020 FACEBOOK Devon Energy 3h. Today we announced our intent to combine with WPX Energy in an all—stock transaction which is expected to close in Q1 2021. “This merger is a transformational event for Devon and WPX as we unite our complementary assets, operating capabilities and proven management teams to maximize our business in today’s environment, while positioning our combined company to create value for years to come,” said Dave Hager, president and CEO, Devon Energy, Read more: http://devonener.gy/DVNplusWPX Like Comment Share Devon—General

LINKEDIN Devon Energy 229,882 followers 3h â– Ed ted • ® Today we announced our intent to combine with WPX Energy in an all-stock transaction which is expected to close in Q1 2021. ...see more WPXENERGY devon Devon Energy and WPX Energy to Combine in Merger of Equals, Creating a Leading Energy Company Focused on Generating Free Cash Flow and Return of Capital to ‘hareholders Strategic Merger devonenergy.com • 1 min read 391 • 17 Comments Thank you for... Do you think... This is a... Thanks for postin Like Comment Share Send Devon—General

TWITER Devon Energy @DevonEnergy NEWS: Today we announced our intent to combine with @WPXEnergy in an all-stock, no-premium transaction expected to close in Q1 2021,Read more: devonener.gy/DVNplusWPX Devon +WPXENERGY 7:18 AM Sep 28, 2020 Twitter Web App 4Retweets 1Quote Tweet 4Likes Devon Energy @DevonEnergy Join Devon CEO Dave Hager and @WPXEnergy CEO Rick Muncrief at 7:30 AM Central for an overview of today’s merger announcement: devonener.gy/DVNplusWPXAn Devon +WPXENERGY 7:30AM Sep28, 2020 Twitter Web App 3Likes Devon—General

INSTAGRAM Devon +WPXENERGY Devonenergy Following Devon Energy Devonenergy Today we announced our intent to combine with WPX Energy in all-stock Transaction which is expected to close in Q1 2021. This merger is a transformational event for devon and WPX as we unite our Complementary asses, operating capabilities and proven management teams to Maximize our business in today’s Environment, while positioning Devonenergy NEWS DAVE HAGER,CEO AND PRESIDENT, DEVON ENERGY, WILL BECOME EXECUTIVE CHAIRMAN OF THE COMBINED COMPANY Devon—General

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EDITED TRANSCRIPT

DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

EVENT DATE/TIME: SEPTEMBER 28, 2020 / 12:30PM GMT

OVERVIEW:

DVN has announced that it has entered into an agreement with WPX Energy to combine in an all-stock merger of equals transaction.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

CORPORATE PARTICIPANTS

David A. Hager Devon Energy Corporation - President, CEO & Director

Jeffrey L. Ritenour Devon Energy Corporation - Executive VP & CFO

Richard E. Muncrief WPX Energy, Inc. - CEO & Chairman of the Board

Scott Coody Devon Energy Corporation - VP of IR

CONFERENCE CALL PARTICIPANTS

David Martin Heikkinen Heikkinen Energy Advisors, LLC - Founding Partner and CEO

Douglas George Blyth Leggate BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Matthew Merrel Portillo Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - MD of Exploration and Production Research

Neal David Dingmann Truist Securities, Inc., Research Division - MD

Nitin Kumar Wells Fargo Securities, LLC, Research Division - Senior Analyst

Paul Cheng Scotiabank Global Banking and Markets, Research Division - Analyst

Scott Michael Hanold RBC Capital Markets, Research Division - MD of Energy Research & Analyst

Subhasish Chandra Northland Capital Markets, Research Division - Research Analyst

PRESENTATION

Operator

Good morning, and welcome to Devon Energy’s and WPX’s strategic merger of equals conference call. (Operator Instructions) This call is being recorded. I would now like to turn the call over to Mr. Scott Coody, Vice President of Investor Relations for Devon Energy. Sir, you may begin.

Scott Coody - Devon Energy Corporation - VP of IR

Thank you, operator, and welcome, everyone, to our conference call to discuss the strategic merger of equals between Devon and WPX. On the call this morning are Dave Hager, Devon’s President and CEO; Rick Muncrief, WPX’s Chairman and CEO; Jeff Ritenour, Devon’s Chief Financial Officer; Clay Gaspar, WPX’s President and Chief Operating Officer; and David Harris, Devon’s Executive Vice President of Exploration and Production.

The press release and slides for today’s announcement can be accessed from the home page of both companies’ websites. We will reference slide numbers throughout our call this morning to help everyone stay on track. Please take note of the advisory language regarding forward-looking statements in the press release issued this morning. Comments on the call today will include plans, forecasts and estimates that are forward-looking statements under U.S. securities law. These comments are subject to assumptions, risks and uncertainties that could cause actual results to differ from the forward-looking statements. Please refer to the information on the safe harbor slide in the presentation as well as the additional information contained in the SEC filings for both companies.

I will now direct everyone’s attention to Slide 2 of our presentation and turn the call over to Devon’s President and CEO, Dave Hager, for an overview of the transaction.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

David A. Hager - Devon Energy Corporation - President, CEO & Director

Thank you, Scott. Welcome, everyone, and thank you for joining us. I’m excited to announce that Devon and WPX have entered into an agreement to combine in an all-stock merger of equals. This is a transformational event for both companies as we unite our complementary assets and operating capabilities to maximize our business in today’s environment and create value for many years to come.

Before we jump into all the compelling strategic drivers and financial benefits of the transaction, I want to take a minute to tell you how we got here today.

As you would expect, our organizations and leadership teams have long known each other and respected each other. Furthermore, both companies focus on the Delaware Basin, we both have our headquarters in Oklahoma and we share common cultures and values. These are bedrock reasons we are confident this merger is the best path forward and will create more value than either company could on a stand-alone basis. By combining in an all-stock merger of equals, we are bringing together 2 highly compatible organizations to attain greater operating scale, accelerate the return of capital to shareholders and advance our ESG goals.

I also want to acknowledge that this combination was made possible by our respective leadership teams focusing solely on what is best for the shareholders and the go-forward prospects of the combined company. We commonly get the question why there is not more consolidation in this industry. Unfortunately, I suspect the answer is not due to strategic merits or synergies, but it’s likely that the lack of consolidation in our industry results from social issues. With this combination, our commitment to shareholder interest and trust and cultural alignment and strategy supersede any individual. I want to extend my sincerest gratitude to everyone involved. I have no doubt that this is the right combination and transaction structure.

On Slide 2, this strategic combination will create one of the largest unconventional oil producers in the U.S. with an asset base underpinned by a premium 400,000 net acre position in the economic core of the Delaware Basin. The combined company, which will be named Devon Energy, will benefit from enhanced scale, improved margins, higher free cash flow and the financial strength to accelerate the return of cash to shareholders through an industry-first fixed plus variable dividend strategy. This stock-for-stock combination underscores our confidence that this transaction will allow shareholders of both companies to benefit from synergy realization and a powerful upside potential associated with our progressive cash return business model.

As I have said many times before, to win in the next phase of the energy cycle, a successful E&P company must employ a financially driven business model that is underpinned by top-tier asset quality, proven operational capabilities, a strong balance sheet and a disciplined framework that prioritizes cash returns directly to shareholders. The go-forward Devon possess all these attributes.

Turning to Slide 3. This merger will be immediately accretive on virtually every relevant financial metric in year 1, including earnings, cash flow and, most importantly, free cash flow. The combination is also expected to enhance the company’s credit profile, improve returns on invested capital and optimize net asset valuations. This immediate accretion is anchored by the pro forma synergies we expect to accomplish by year-end 2021 and the optimized capital allocation from combining our complementary asset portfolios. Both of these items will be covered in more detail later in the call.

Turning to Slide 4. This is an all-stock transaction valued at approximately $12 billion on an enterprise value basis. Under the terms of the agreement, WPX shareholders will receive a fixed exchange ratio of 0.5165 shares of Devon common stock for each share of WPX common stock owned. Upon completion of the transaction, Devon shareholders will own approximately 57% of the combined company and WPX shareholders will own approximately 43% of the combined company on a fully diluted basis. The company headquarters will be in Oklahoma City, and I am excited about the outstanding team we have assembled to lead the go-forward Devon.

Following the merger, the Board of Directors will comprise 12 members, consisting of 7 directors from Devon and 5 from WPX, including the Lead Independent Director. I will serve as the Executive Chairman of the Board, and Rick Muncrief will serve as President and CEO. The combined executive - company’s - the combined company’s executive team consists of top tier talent, including Jeff Ritenour as Executive Vice President and Chief Financial Officer; Clay Gaspar as Executive Vice President and Chief Operating Officer; David Harris as Executive Vice President and Chief Corporate

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Development Officer; Dennis Cameron as Executive Vice President and General Counsel; and Tana Cashion as Senior Vice President of Human Resources.

The transaction, which is expected to close in the first quarter of 2021, has been unanimously approved by the Boards of Directors of both companies. The merger is subject to approval by Devon and WPX shareholders and receipt of certain regulatory approvals and satisfaction of other customary closing conditions.

Turning to Slide 5. The value of this merger lies not only in the power of our enhanced scale and strong financial position but also in how we will manage the advantage attributes of our company in the future. With a commodity business such as ours, any successful strategy must be grounded in supply and demand fundamentals. We understand the maturing demand dynamics of our industry and recognize the traditional E&P growth model of the past is not a viable strategy going forward. Investors have been vocal in advocating for responsible consolidation in our industry to enhance scale and operational efficiencies, to drive improved financial performance and to increase shareholder returns. Devon and WPX have listened and acted.

This strategic combination accelerates our transition to a progressive cash return business model, under which we will intentionally moderate growth, emphasize capital efficiency and prioritize upfront cash returns to shareholders. With this highly disciplined strategy, management is committed to limiting the top line growth aspirations to 5% or less in times of favorable conditions, pursuing margin expansion through operational scale and a leaner corporate structure, moderating investment rates at 70% to 80% of operating cash flow, maintaining extremely low levels of leverage to establish a greater margin of safety and returning more cash directly to shareholders through an industry-first fixed plus variable dividend strategy.

I believe this shareholder-friendly framework, under which we will manage our go-forward business, will position Devon to be a prominent and consistent builder of economic value through the cycle. Others may be contemplating and talking about the possibilities of a cash return model, but at Devon, we are taking action and executing on this strategy.

And with that, I’ll turn the call over to Rick Muncrief to discuss the pro forma company in more detail.

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Thank you, Dave, and good morning to everyone. To reiterate Dave’s earlier comments, I could not be more excited to be part of this transformational merger. And from WPX’s perspective, this is absolutely the top idea on our list. In addition to being part of this unique merger of equals, it’s also a great privilege to lead the combined company that will be one of the premier large-cap E&P companies in North America.

Now turning to Slide 6. This all-stock transaction ensures the combined company will retain an extremely strong financial position. As you can see on the left-hand of the slide, the pro forma company has $4.7 billion of liquidity, consisting of $1.7 billion of cash on hand and $3 billion of undrawn revolver capacity on our unsecured credit facility, which does not mature until the end of 2024.

Also adding to Devon’s financial margin or safety are minimal debt maturities until 2023, which is critical — critically — which is a critical competitive advantage in this period of unusually high economic uncertainty and weak commodity pricing.

The overall financial strength of the combined company is showcased on the right-hand side of the slide, with pro forma net debt-to-EBITDA well below the industry average.

And while our balance sheet is strong, we are not done making improvements. The top priority for the large amount of cash we have will be the repayment of up to $1.5 billion of debt. Given the uncertainty we still face with the COVID-19 crisis, we will remain flexible with the timing of our program and how we execute the repurchases, which may include both open market transactions and tender offers.

Longer term, it is our fundamental belief that a successful E&P company must maintain extremely low levels of leverage. In accordance with this belief, we will continue to manage toward our stated leverage target of approximately 1x net debt-to-EBITDA over time.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Moving to Slide 7. I cannot emphasize this point enough. Operating scale is an essential attribute to maximize the effectiveness of our cash return model for our shareholders, and this transformational transaction delivers the critical mass needed. This combination will create one of the largest unconventional oil producers in the U.S. with current production of 277,000 barrels of oil per day and a deep inventory of high-return drilling opportunities across our multi-basin portfolio. The enhanced scale and scope of the combined company will enable us to expand cash flow by leveraging operational efficiencies across our complementary assets, eliminating corporate redundancies, optimizing marketing arrangements and enhancing our supply chain and purchasing power.

Now turning to Slide 8. The combined company’s asset portfolio is headlined by a dominant position in the world-class Delaware Basin, which will account for about 60% of total pro forma production and is expected to be the capital-efficient growth engine of the company. This leading acreage position in the Delaware Basin consists of 400,000 net acres of stacked-pay resource in the economic core of the play.

Furthermore, our go-forward Delaware Basin acreage is geographically diversified between Southeast New Mexico and West Texas, with only 35% of the combined leasehold on federal land. The consolidated Delaware footprint provides a multi-decade inventory of high-return opportunities at our current combined activity level of 17 operated drilling rigs.

Now turning to Slide 9. This exhibit builds upon my earlier comments about the quality of our Delaware acreage position. The Delaware, which is part of the greater Permian Basin, is the highest return opportunity in North America. Given the prolific returns that this basin offers, thousands of our wells have been drilled across Southeast New Mexico and West Texas over the past several years and have been flooded on this slide.

Going from left to right on this slide, you can see that our combined acreage position resides in the economic heart of the play where drilling results have delivered a powerful combination of the best well productivity, highest oil mix and the lowest operating costs.

Turning to Slide 10. In addition to having our acreage concentrated in the very best U.S. resource play, both companies have a track record of delivering excellent operational results. This is evidenced by this chart at the top of this slide that showcases Devon and WPX’s track records of industry-leading well productivity. On initial 90-day production rates, the average well performance for both Devon and WPX has exceeded virtually every top competitor in the U.S.

We know that everyone likes to highlight their best wells. And admittedly, we do, too. However, this slide captures every well for Devon, WPX and peers since 2018. No exceptions were made, and anyone can replicate this chart with publicly reported data.

In addition to strong well productivity, Devon and WPX are delivering some of the lowest cost drilling and completion results in Delaware Basin. This is shown at the bottom of the slide where cost per foot have declined by more than 30% for both companies since 2018. Key drivers of this performance are the continued optimization of wellbore and completion designs along with repetition gains and nonproductive time improvements across all phases of the value chain. Importantly, we expect these steadily improving cycle times and cost reductions to continue as our talented teams collaborate, share best practices and leverage leading technologies to further improve drilling times and completion designs.

The bottom line is, get used to Devon being on the top of these standings. We have the right acreage, the proven ability to execute in-depth of inventory to continually deliver industry-leading results for the foreseeable future.

Moving to Slide 11. Another critical attribute of this merger that drives immediate accretion is the corporate cost synergies from combining our 2 companies. Combined cost savings from efforts currently underway and synergies from the merger are expected to expand margins and drive $575 million in annual cash flow improvements by year-end 2021. These savings are expected to be attained through drilling and operating efficiencies, netback improvements, lower G&A costs and reduced financing costs. The net present value of these cost synergies over the next 5 years equates to more than $2 billion of incremental value. Importantly, this all-stock transaction structure allows shareholders of both Devon and WPX to benefit from the cost synergies as well as the enhanced dividend strategy.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Turning to Slide 12. With the merger expected to close in early 2021, I would now like to provide a few high-level thoughts on how the combined company plans to approach capital allocation as we head into next year. While it is too soon to provide detailed guidance for our combined program for 2021, I can tell you that our top priorities in the current environments are to protect our balance sheet, financial strength, fund our quarterly dividend, preserve our productive capacity and generate free cash flow.

Turning your attention to the right-hand side of the slide, I want to also provide insight as to how we will manage the company through the extreme price volatility we have recently experienced. If current strip pricing manifest, we would expect to invest in maintenance capital levels in 2021, and with our pro forma cost structure, we can fund this capital program at an ultra-low breakeven level of $33 WTI pricing. Our fixed quarterly dividend can also be organically funded at $37 WTI.

With prices above $37 WTI, I want to be extremely clear with this point. We are absolutely going to prioritize the growth of free cash flow over adding incremental drilling projects. By prioritizing free cash flow growth, we are establishing a much needed margin of safety should price volatility continue, and this discipline provides us with an avenue to accelerate cash to shareholders. In fact, we will not even consider adding select high-return growth projects until we are confident that the supply and demand dynamics, product inventory levels and other leading economic indicators provide a high degree of certainty that a pricing of $45 WTI or higher is sustainable.

And this is worth mentioning again: with any pricing windfall, we will be extremely disciplined with our capital programs and limit growth in a given year to no more than 5%.

Slide 13 outlines the free cash flow that our business can now deliver at various pricing points. As I’ve already emphasized, we will expect to fund our estimated maintenance capital requirements in 2021 at a WTI breakeven price of $33. This maintenance capital assumption does not assume a drawdown of our DUC inventory, which is estimated to be around 130 wells by year-end. However, should we desire to lower our capital intensity further in 2021, we possess this optionality with our DUC inventory. From a sensitivity perspective, for every 25 DUCs we draw down, we could decrease our capital intensity by 20 in 2021 by an incremental $50 million. That’s pretty impressive.

In addition to a low WTI price required to fund our operations, this slide also showcases the attractive free cash flow our business can deliver at various pricing points after funding our maintenance capital requirements. These yields range from 8% at a $40 WTI pricing to an incredible 31% at $60 WTI, providing a very attractive investment proposition especially compared to the exceptionally high valuations in other sectors in the broader market today.

On Slide 14. With our operation’s scale to generate substantial amounts of free cash flow, we are committed to returning more cash directly to our shareholders. However, we believe this traditional dividend growth model deployed by most U.S.-based companies is flawed when applied to a commodities business. The historical practice in the industry of raising the fixed quarterly dividend at times of prosperity and cutting the dividend or underinvesting in the core business during down cycles is not an optimal solution.

With these specific challenges in mind, we are unveiling the industry-first fixed plus variable dividend framework to optimize the cash return to shareholders through the cycle. This progressive dividend strategy is uniquely designed for inherently volatile business, whereby a sustainable fixed dividend is paid every quarter and a supplemental variable dividend is also calculated and reviewed every quarter. When there is excess free cash flow to fund a variable dividend from a process perspective, it will be announced and paid in conjunction with the fixed quarterly dividend.

More specifically, upon closing of the transactions, Devon’s fixed quarterly dividend will remain unchanged and paid quarterly at a rate of $0.11 per share with a target payout of approximately 10% of operating cash flow. In addition to the fixed quarterly dividend, up to 50% of the excess free cash in a given quarter will be distributed to shareholders through the supplemental variable dividend if certain liquidity, leverage and forward-looking price criteria are met. In conjunction with this higher payout strategy, we will also utilize a portion of the combined company’s excess free cash flow to continue to further improve our balance sheet and evaluate opportunistic share repurchases.

Now on Slide 15, I want to highlight the unique value proposition that our Delaware Basin oil business provides. To demonstrate this point, we’ve included a simple comparison to an enterprise value to EBITDA versus peers. And to the right, you can see that the pro forma Devon will be highly competitive on key operating leverage and shareholder return metrics.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Given that this business combination addresses several market concerns regarding operating scale, federal acreage exposure and the visibility of free cash flow generation, I believe investors have a once-in-a-generation opportunity to own a top-tier E&P in an incredibly attractive valuation.

Now moving to Slide 16. I want to be clear the combined company’s commitment to ESG performance will remain a very high priority. ESG excellence is a part of our DNA as an organization, has been a focus for WPX and Devon long before the ESG trend took off in recent years. We believe the strong performance in the ESG space is essential and impacts every aspect of our business operationally and financially.

As with other aspects of our business, our focus is to control what we can control, working to consistently improve our own operations to push toward the optimal balance of providing the sources of energy that power modern life while mitigating the environmental and social cost of doing so. As such, our top environmental priorities include advancing water recycling, reducing emissions and eliminating routine flaring. We will also plan to pursue low carbon technologies and opportunities across our acreage footprint to improve our business.

In addition to these environmental objectives, we strive to cultivate an inclusive and diverse workplace where broad experiences and fresh perspectives can sharpen our competitive edge. From a governance perspective, we are proud that the combined company will have a strong, diverse and independent board committed to responsible operations to advance the best interest of our shareholders.

And now I would like to turn the call back over to Dave Hager to round out our prepared remarks from our presentation today.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Thanks, Rick. Moving to Slide 17 to close out our prepared remarks, I want to emphasize that the go-forward Devon has all the necessary attributes required to successfully navigate and flourish in today’s environment and the company has built to create value for many years to come. This view is underpinned by our dominant position in a world-class Delaware Basin which is supported by high-margin resource plays in many of the best basins in the U.S. The go-forward company has a highly disciplined returns-driven strategy and a management team with a long track record of delivering top-tier operational results. This all-stock transaction ensures the combined company will retain strong liquidity and financial strength. And lastly, with our business scale to generate free cash flow, we are committed to returning more cash to shareholders through our industry-first fixed plus variable dividend strategy.

And with that, I will now turn the call back over to Scott for Q&A.

Scott Coody - Devon Energy Corporation—VP of IR

Thanks, Dave. We’ll now open the call to Q&A. And with that, operator, we’ll take our first question.

QUESTIONS AND ANSWERS

Operator

Our first question comes from the line of Doug Leggate from Bank of America.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research Congratulations to both of you for getting this done. And Dave, I guess, we’ll see you on the Board. Rick, will be good to work with you again.

Rick, I’m going to be pretty direct about this, if I may. Dave has led the industry in calling for a change in this business model. And Devon has been very clear about what they wanted to do by — in terms of the variable dividend. It seems not to be cruel about this, but it seems that you’re going to inherit that strategy as CEO. Can you give us some comfort that you agree and remain committed to the framework that’s been laid out? Because, obviously, it was pretty innovative and pretty differentiated for Devon.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Right, Doug. That’s a great question. I guess what we’ve always taken pride in ourselves, this is — legacy WPX side was always doing what we said we were going to do. And from our perspective, to answer your question, we are absolutely committed to this. It is the framework that we’ve been hearing for quite some time from investors. And the fact that Devon is showing that leadership to do that, I think, will absolutely separate us from the crowd.

Now if you know our history at WPX, we were really striving to get to the point to just implement and initiate a base dividend. And the fact that — and I can tell you how excited I am to be sitting here, not only to a really nice base dividend, but the variable dividend structure as well. So yes, we’re absolutely committed to that.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

I appreciate the answer. My follow-up is just, I guess, a quick one. Obviously, the combined portfolio has a much larger footprint. There’s some early-stage assets in there like the Powder River. There’s some late-stage assets in there like the Eagle Ford. And obviously, those issues could be resolved with Bakken and so on. What is the — what is your thinking in terms of the combined portfolio? Are you happy with the footprint you have? Should we expect some high grading, some noncore asset sales? How do you think about the combined assets? And I’ll leave it there.

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

The thing I get excited about is, number one, you do have some assets that are a little more mature, and they are spinning off a lot of free cash right now. And I can tell you, that’s been something that — as you well know, Doug, has been somewhat rare in our space. So the fact that you’ve got just an unbelievable growth engine in the Delaware Basin, and you’ve got these solid cash-generating assets like the Eagle Ford, like the Bakken, like the Mid-Continent here in the Anadarko, those are 3 really, really nice cash-generating options. And then certainly, longer term, we’ve done — the WPX team, we did a deep dive on the Powder. And I can tell you that is a basin — there’s a nice resource there that is longer term. I think the way Devon has it characterized is the way we would as well.

And so for now, I think our footprint, we’re very happy with it and gives us a lot of optionality, not only from a geographic perspective but from a commodity perspective as well. And it’s just a really, really nice position to be in.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Congrats again, guys. Good luck to both of you.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Thank you, Doug.

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Thank you.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Operator

Our next question comes from the line of Scott Hanold from RBC Capital Markets.

Scott Michael Hanold - RBC Capital Markets, Research Division - MD of Energy Research & Analyst

Congrats to all. I would - could you all provide me some context around the maintenance capital savings you all have. It looks like, previously, individually, you guys talked about 1,750 to around 1,800. Again, that’s on a combined basis for maintenance cap. I know Devon, you’re at a $35 per barrel breakeven. Now on a combined basis, we drop, I guess, meaningfully on both. Can you quantify the savings? Because if I’m not mistaken, I don’t think WPX had as low of a breakeven point as Devon individually.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Scott, yes, this is Dave. With the current cost structure, we expect it’s going to be about $1.7 billion of capital to maintain our oil production. Now that estimate really utilizes the cost expectation for the 2021 were previously disclosed by both of our companies, and it also incorporates the synergies, both what Devon has announced previously of $300 million plus $275 million of synergies that we estimate going forward.

And importantly, I’d say that, that also then lowers the breakeven then with the inclusion of these synergies down to $33 WTI. So again, we think this is a great attribute of the transaction that we are not only combining just 2 great companies, but that we are accomplishing one of our strategic objectives, which is to lower the breakevens so that we can be successful in any commodity price environment.

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Yes. Scott, I may just add one thing, and that is, this is all before we’ve had our asset teams together to really compare and high-grade our portfolio. So from a development perspective, I can certainly see a possible outcome where maybe not so much in ‘21, but going into ‘22, ‘23, you really see an optimized capital program that does exactly what Dave said. So at the lower spend rates, you’re going to see this base decline start diminishing. And I think you’re going to see capital efficiency just continue to decline. And when you look at 280,000 barrels of oil a day, that is not insignificant amount of crude oil production.

Scott Michael Hanold - RBC Capital Markets, Research Division - MD of Energy Research & Analyst

Okay. And if I may add, I think it’s important for investors and analysts alike to see sort of a monitoring in a go-forward track of, are we hitting the synergy numbers? Because certainly, we hear a lot about synergies in these combinations. And obviously, we’d like to see sort of some of the output to get our hands around if we’re achieving those targets.

If I could move on to another question. You talked about growing up to 5%. And you also, in your variable dividend, talked about a constructive price outlook. Could you give us some context of what would it take for Devon to look at a growth target that starts to move up toward that 5%? And how do you look at it in — with the variable dividend growth? Like, what is a constructive market for you all?

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Well, for us, I think a couple of things we would really look at is — and I would get — I’d like to take you back just fundamentally. So $33 WTI funds our maintenance CapEx. $37 WTI funds our maintenance CapEx and our dividend. Between $38 and $45 WTI, that’s where we’ll certainly prioritize free cash flow generation. And as I said in our comments, it just really provides you margin of safety should you see a pullback. And recall, we’ve had several head takes over the last few years on — when you see the strengthening commodity price only to see it, for one reason or the other, pull back. So I think over $45, that’s where, if we think that it’s sustainable, we’re going to be very thoughtful in response on that. But we believe that now you’re looking at seeing maybe an additional $100 million of capital for every 1% growth or so.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

So if you think about - for us, $50 WTI is probably a good number for us to deliver 5% oil growth. And that’s $10 more we’re currently trading. So we’re going to be very thoughtful around that. Certainly, when you look at the assets here, longer term, if you’ve had a more constructive environment and you felt very confident that the higher prices were here to stay, then we could adjust accordingly. But for now, I think this gives you a pretty good framework of how we’ll operate.

Scott Michael Hanold - RBC Capital Markets, Research Division - MD of Energy Research & Analyst

Yes. And Rick, just to clarify, you said that’s $100 million for every 1% of incremental growth? Is that correct?

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Yes, I think that’s a good ballpark. It’s - that’s somewhat preliminary valuation. We’ll always update and refresh that number, but that’s a pretty good starting point for now for your models.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Yes. And just to be clear on that, Scott, at $50 oil, we essentially accomplish all of our strategic goals and a 5% oil growth and generating very competitive free cash flow. And - certainly, as Rick said, the current environment doesn’t support growing more than 5%. And so we’ll just - we get above 50. We just accumulate more free cash flow, goes back to the shareholders. Only if we see a fundamental demand expansion, which we don’t see at this point, does it really make sense to grow more than 5%, we believe.

Operator

Our next question comes from the line of Nitin Kumar from Wells Fargo.

Nitin Kumar - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Congratulations on the deal.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Thanks, Nitin.

Nitin Kumar - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Very quick question, maybe this is for Dave Hager. You laid out the variable dividend policy. I’m just curious - it is certainly unique and industry-leading.

Why the quarterly payout? Why not bank some of those cash flows for a longer period? And I just want to understand the thinking behind that.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Well, we’ve looked at a lot of different approaches to this. We think it’s more appropriate to consider this on a more frequent basis rather than a less frequent basis. We think that with that, we are showing much stronger commitment to returning this cash to the shareholders rather than if you may just look at it on an annual basis. And so we think that - and you see the way that we’ve constructed the formula here, so we can allocate - we do have some flexibility around how much and we have certain criteria that we have to meet around the liquidity and the strength of the balance sheet, the financial metrics, the net debt to EBITDA, et cetera, before we are going to do that. But we think, in general, the more frequent we do it, it shows the commitment to this, and we think that that’s more likely to get priced into our share price, doing it more frequently rather than less frequently when you just — I think it brings uncertainty into the equation as to how dedicated you are to the strategy.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Nitin Kumar - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Great. That’s an interesting standpoint. And Dave, it’s all - David - Muncrief, for you. Mr. Hager pointed out earlier that there are social issues that have prevented some of your peers from doing these kind of things, we certainly like the deal. I’m curious from your perspective, what was your thinking? I mean, obviously, WPX stock was undervalued for what the company was. What is attractive about this deal that brought it to the table for you?

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Well, I felt like a couple of things. I felt like - you’re right, and we were certainly undervalued. But we also felt like Devon was undervalued too, and that there was overhang on them. It provided just a unique opportunity for us to put these companies together. I’ll say that we’ve got a lot of respect for Dave and his team, what they’ve done historically. And I think we were able to sit down and work out, once again, as Dave illustrated in his opening comments, that this is a combination that benefits shareholders. And it’s all about shareholders. We’ve done a lot of things to try to attract interest to the sector, especially from the generalist community. And so I think this is something - this approach on returning cash back to shareholders is going to be something that may take a little bit of time, but it is going to catch on. And that’s what - we felt like the timing was right. The cultures were right. And for Dave and I, we were able to work out a solution. A lot of times, egos could get in the way or that sort of thing, or control issues. And we were able to sit down and work out a solution with not only between Dave and I but our management teams as well. So I think that’s what makes this deal unique. And I think it’s also what’s prevented a lot of deals in the past from being able to get across the line.

David A. Hager - Devon Energy Corporation - President, CEO & Director

And I’ll just add to that. By our work that we did, we believe it’s been something like 18 years since there’s been a merger of equals in our space. And it does feel like, along the way, there may have been the opportunity for some of those. But it really takes trust, it takes relationships and it takes a commitment from both sides that you’re really trying to create something better than either company could have achieved individually. And that we - and both sides, understand there are social challenges related to this - to the transaction. Everybody has to compromise a little bit in order to create something that’s even stronger. And I think that’s where it really starts with Rick and I. We just have so much respect for each other, and then as we started to work on this and we got our respective leadership teams together with the same attitude towards that, it just became obvious that culturally, the synergies are there, and they’re going to happen. And I feel very confident around that. The business combination of what we can accomplish, I think it’s quite clear. And believe me, we’re going to deliver on that.

But I think the other aspect is just - is unique about this, unfortunately, more unique than we like is just the trust and the relationship that we have, that we’re going to work together to create something uniquely strong that neither company could easily accomplish on its own. And so I think that’s what gets us really excited.

Operator

Our next question comes from the line of Neal Dingmann from Truist Securities.

Neal David Dingmann - Truist Securities, Inc., Research Division - MD

Congrats, guys. First question for Dave or Rick. You all suggest that the new ‘21 maintenance CapEx, funding requirements now at $33 to $75. Could you talk about - is this - would this assume around the current rig count, around 17 rigs that the combined companies have? And maybe talk about the completion side as well that you are thinking around that.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

David A. Hager - Devon Energy Corporation - President, CEO & Director

Well, yes, the 1.7, that’s around that level of activity. Now we haven’t developed a detailed 2021 budget as we sit here today. But you can assume that it’s somewhere - that we basically just combined the activities of the 2 companies and then factored in the synergies that we’re going to achieve from the combination that we announced as part of the transaction. $300 million we already announced on Devon and the incremental $275 million as a result of this transaction. So the exact rig count and activities, so you can tell that, obviously, the great emphasis is going to be in the Delaware Basin in 2021. But we haven’t gone as far as developing a detailed specific activity schedule at this point.

Neal David Dingmann - Truist Securities, Inc., Research Division - MD

Okay. And then Dave for you or Rick, just how you think about the pro forma? You mentioned about $6 billion to put you in that upper echelon or large-cap is certainly, Rick, that you had stated. But there’s certainly still a few larger independents that even have quite broader size than you all. I’m just wondering, with that new size, is that going to give you, you think, the scale you need? Or would you continue to be accretive if you saw the - I should say, acquisitive, if you saw the attractive deals out there, even post this deal?

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Well, Neal, it’s - the bottom line is you’re going to have the cash on hand, the balance sheet, all those, free cash flow generations do something like that. But the fact is we’re going to be really focused on putting the 2 organizations together and getting optimized on that base business. And we’ll see after that.

But you could see just on that - I think the production slide really just illustrates the - where you put yourself in comparison with other E&Ps. So I think that just reiterate. Step 1 is we absolutely need to get the companies together. We need to make sure that we deliver on the synergies that we’ve stepped up to promise, and we’ll do that. And then we’ll see after that. But we certainly like the optionality that we’re going to have.

Operator

And our next question comes from the line of Leo Mariani from KeyBanc.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

Yes. Question here for Rick at WPX. Just was hoping you could provide a little bit more information in terms of how the deal came about with Devon. Did WPX look at other combination transactions? Is this has been something that’s been brewing for quite some time? Or is this something that really came about during the downturn, in the pandemic here?

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Yes. Leo, good question. Of course, you’ll see later on disclosures, the history of the transaction. But just - I think it’s fair to say that Dave and I have known each other for a while. We’ve watched each other’s companies. And certainly, we’re aware of what our respective competitors are doing as well. This is a very competitive business. And so we’re aware of that.

I think for us, what really separated Devon for WPX to combine with was the quality of the assets, the balance sheet, the cash on hand. And really, Leo, if you look at the debt towers and the timing of when those debt towers come down, it’s amazing. And I know we, as an industry, and we talk about debt to EBITDA, but you don’t see very many balance sheets like Jeff and the team have put together here, where you have half of your debt is not maturing until 2040. And you start looking at the uniqueness of that, the cash on hand.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

And so for us, it was absolutely - as I said in my prepared comments, it was the top idea. And the fact that Dave and I were able to shepherd our respective teams through this process and get the unanimous board support on that, our boards are excited about what we’re building. And that, I think, is probably appropriate way to leave it for now, and then there’ll be plenty on the disclosures later on.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

Okay. And just jumping over to the synergies. In terms of the incremental synergies in the merger, you guys talked about $100 million in G&A. That seems relatively easy, just given that it’s smaller than the existing WPX G&A. But I was hoping for a little bit more color around the $100 million in D&C efficiencies and the $75 million in the netback improvements that you guys talked about. Is the D&C efficiencies more just a function of service cost reductions over time? And what can you tell us about the net back improvement? Is that more just better oil price? Any details would be great.

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Yes. I think, Leo, what we would say on the D&C efficiencies, let’s just start there, that $100 million. When you start looking at putting the respective teams together, I think the purchasing power we’re going to see from a supply chain perspective, we’re going to have a lot of opportunities.

And then I’ll just say, and I’m kind of an old driller at heart myself, when you start putting 2 drilling groups together, it’s amazing, these ideas, creative ideas that come up. Sometimes you even sit around a coffee pot. And so I feel very, very confident that the combination of supply chain, purchasing power, the creativity and I’d say a certain amount of competitiveness between engineers and operating people.

And then the fact is, I think that if you look at an industry where you’re seeing a lot more discipline than we’ve historically seen, even on the service sector, they’re looking to approach their service and supply chain to drive costs down. So we think that this $100 million is very, very achievable. So I think that gives you a little bit of color.

And then I think the net back improvements, I think when we sit down, once again, we get our marketing teams together, we start looking at creative ideas we can come up, and I feel very, very confident about that $75 million.

So to your point, that $275 million does not feel like a huge stretch to me, and you think about that plus what the legacy Devon plan of $300 million. Just please circle on that Slide 11 that PV-10 over the next 5 years of $2 billion, that’s - I mean, you’re talking about 1/3 of the combined market cap. So that’s incredible. And you don’t see that in any other sector. It’s just truly incredible.

Operator

And our next question comes from the line of Matt Portillo from TPH.

Matthew Merrel Portillo - Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - MD of Exploration and Production Research

Just a quick follow-up question on the cost side of things. I was just curious - Devon has highlighted in Q2 D&C costs per foot coming down to about $700. And then I know at WPX, you guys were working really hard to get towards $800 per foot in the back half of this year and probably some incremental benefits heading into 2021. I was just curious, as you look at the combined entity, should we expect that, that cost structure migrates down towards that Devon level as you progress over the next kind of 12 to 18 months? Is that a good way to think about the benefits you’re highlighting on the cost savings?

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

I think that will be a conservative view. I think we’re going to try to even get below that.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

David A. Hager - Devon Energy Corporation - President, CEO & Director

And I can tell you that we - at Devon, we’ve already drilled leading-edge wells that are lower than what we have in our public disclosures. So I think it’s just what Rick said that you get the combined groups together, you’re going to see the creativity and supply chain benefits, the value of scale and negotiating contracts, all of that is going to create opportunities, unique opportunities. Even though I think we’ve both been doing well individually, but the combined company has the ability to do something even more than either one could do individually.

Matthew Merrel Portillo - Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - MD of Exploration and Production Research

Great. And then just as my follow-up question, looking out into 2021 and beyond, I know the program is very heavily dominated by the Permian, but obviously you’ve got some high rate of return opportunities in areas like the Bakken and the Eagle Ford. I was just curious, as you think about capital allocation to basins outside the Permian, are there any moving components as you combine the 2 entities together that we should be thinking about? Or is kind of the stated plan of moving forward with the Dow JV, the Eagle Ford program at kind of a moderated pace and kind of the 1 rig running in the Bakken a good way to think about next year?

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Yes, Matt, I think that’s exactly how I would recommend you look at it. Certainly, later on down the road, we’ll sit down as a collective group and prioritize and sort the highest return project. But I think, for now, that’s exactly I need to look at it.

Operator

Our next question comes from the line of Paul Cheng from Scotiabank.

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

Dave, I think the first question - I actually have two questions. First, you highlight in the presentation that this combination will allow you to have the variable dividend restriction to 5% grow net debt reduction. But does any of those talk in our objective that you cannot accomplish when you are standalone? Because I thought that those are what - anyway that you’re targeting for? So with the combined company, at what extent they have changed? Is it just the acceleration? Or that because of the economy of scale allow you that you think you will be able to achieve it easier?

The second question is that, when you guys are targeting a net debt-to-EBITDA of 1x, I think in this downturn, it seems to suggest that perhaps the industry should be even more conservative. Why not trying to target a net debt to be zero at the top end of the cycle?

And also, do you have any breakup fee in this transaction that you can share?

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

Paul, this is Jeff. I just want to repeat back that first question to make sure we got it. But it sounds like you’re asking what does the transaction do that’s incremental to what Devon was doing on a stand-alone basis as it relates to that variable dividend strategy? Is that correct?

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

That’s correct, yes.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

So again, at a high level, and Dave and Rick have already talked about this to some degree, but when you take the quality of these combined assets and the free cash flow generation capability, again, as Dave mentioned in his opening remarks, we believe this to be incredibly free cash flow accretive to the combined company going forward. That really just furthers and advances our cash return model that we set out as a stand-alone company. So we think it accelerates and it adds to the cash flow return model that we’ve already talked about.

David A. Hager - Devon Energy Corporation - President, CEO & Director

I think the key is the synergies to this. By accomplishing these synergies that we have, that generates incremental cash flow beyond which we could have been able to do individually. And so that’s what really accelerates the accomplishment of the model.

Second question around the net debt to EBITDA. I think, Jeff, do you want to answer that?

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

Yes. You bet. Paul, so as you highlighted, we absolutely have targeted that kind of 1x level. And both Rick and David commented on this earlier, the combined company, the incremental leverage that we’re bringing into the portfolio is incredibly manageable with liquidity and cash position that we have on the balance sheet. So we feel like that, coupled with the free cash flow generation that we just talked about, is really going to allow us to drive towards that 1x net debt to EBITDA.

As you mentioned, we do believe in the go-forward business model in the E&P space is going to be critical that companies have that sort of financial strength of whether the downturns that we - obviously we’re living through today. Hopefully, it’s - this won’t be repeat - 2020 won’t be repeated. But we certainly believe that the financial strength of the company is critical going forward to us accomplishing our strategic objectives. So to the extent that we can - we’re going to work towards that 1x. So I think you’d ask why wouldn’t we even go lower? Certainly, that’s something we’ll think about. But we’re going to be very much focused on continuing to drive towards that first target.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Paul, to answer your question, you didn’t ask too, but I did read your note that you put out. So I’ll answer your question how synergistic really the Delaware Basin acreage really is. And there’s probably not a - there may be some, but there’s not going to be a tremendous number of opportunities. We’re going to go from a 5,000-foot lateral to 10,000-foot just due to adjacencies of acreage. But as Rick was saying earlier this morning, it’s a 9-iron from each other. And so - and we, frankly, evaluated at the time of the purchase that RKI did, both the state line acreage and also the Felix acquisition. So we have a very good understanding, and they’re in such close proximity to each other that, that is absolutely going to drive efficiencies in the field with how we manage those assets.

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

And how about breakup fee?

David A. Hager - Devon Energy Corporation - President, CEO & Director

I’m sorry.

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

I’m sorry, Paul, can you repeat that question for us one more time?

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

Yes. For Jeff, how about the breakup fees, if either side want to back out from the deal, if there’s a better offer?

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

Yes, Paul. As you would expect, there’s your typical kind of market break fee included in the transaction. And again, you’ll see all those materials filed today.

Operator

Our next question comes from the line of David Heikkinen from Heikkinen Energy.

David Martin Heikkinen - Heikkinen Energy Advisors, LLC - Founding Partner and CEO

Congratulations, Dave, Rick and everybody.

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Thank you.

David Martin Heikkinen - Heikkinen Energy Advisors, LLC - Founding Partner and CEO

The - you guys hit and really checked a lot of the boxes on the combination. One thing I was thinking about was the BlackRock sustainability report that took voting action on 53 companies and placed, I think, 190 or so more on watch. Can you talk about how the new company avoids being on that watch list, a lot of energy companies were? And like how you think through the view and vision on the climate issues and really just kind of the sustainability perspective?

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Yes. It’s a good question, David. I can tell you that it is front and center with a lot of investors’ minds and just you illustrate the BlackRock as an example, not only what they put out there and some of their publications and the pushback that they’ve given to some management teams. But - I was on actually a conference call the other day with some of their folks, and it’s - they’re taking - drawing a hard line in the sand. So I think it’s going to be very, very important for us, not only on the E, but also the S and the G, to continue to keep this front and center in the strategies of the management. And so what we will strive to do is take the best practices with each company, and a lot of this is around disclosures as much as what we’re actually doing. So we will be updating that.

Certainly, Dave and I are very involved with some of the trade groups where we’re trying to work with a lot of our peer companies and make a lot of the disclosures clear, and not only achievable, but understandable. And that’s the one challenge, I think, out there, is there’s just a lot of different ways to evaluate things. At the end of the day, it becomes very confusing and frustrating for investors. So I think it’s up to not only individual companies, management teams, but also our industry to call us around this issue and try to get that clarity, that focus and that resolve that we need to.

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

David Martin Heikkinen - Heikkinen Energy Advisors, LLC - Founding Partner and CEO

Yes, there’s a need for a better, consistent standard, that would be - clarity is a good way to put it, Rick.

Operator

Our next question comes from the line of Subhasish Chandra from Northland Securities.

Subhasish Chandra - Northland Capital Markets, Research Division - Research Analyst

Congrats as well. Just curious on the Catalyst Energy joint venture. Any opportunity there? Or is all the acreage sort of prededicated already?

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

No. We’ll - that acreage is dedicated. We’ll continue to be looking for opportunities to expand. And so the JV is working really, really well, and we’ll continue to focus on that.

Subhasish Chandra - Northland Capital Markets, Research Division - Research Analyst

Okay, guys. So no obvious overlap in the Devon combination?

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

Sorry, Subhasish, we missed that last part. Did you ask if there’s any obvious - I think it was obvious overlap with the combination?

Subhasish Chandra - Northland Capital Markets, Research Division - Research Analyst

Yes, with Catalyst. Yes.

Richard E. Muncrief - WPX Energy, Inc. - CEO & Chairman of the Board

Subhasish, if you think about the Delaware, we are - we have pumpers. Devon pumpers are driving right past WPX pumpers daily. And so there will be a fair amount of overlap out there. And I think when we get the 2 teams combined, you’ll see further optimization even in our field operations. And just as a good example of that, we both have offices. We’re in Carlsbad, they’re in Hobbs and Artesia and places like that. So you’re going to see a lot of synergies on that.

We also - as I mentioned, with our drilling and completions guys, when you get the - when you get operations folks sitting down and comparing notes and talking and - you’ll be surprised with the continuous process improvements that you’ll realize over time. So we’re real excited about that.

Subhasish Chandra - Northland Capital Markets, Research Division - Research Analyst

Got it. And on the - how should we think about the base dividend increase? Is sort of the first filter that 10% marker and when you have confidence that, that can be the same? Or should we think that you got to get to the $1.5 billion of debt reduction first before you address the base dividend? Or do you - or do we think about really the variable dividend being the bigger delta here going forward than addressing the base?

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SEPTEMBER 28, 2020 / 12:30PM, DVN.N - Devon Energy Corp and WPX Energy Inc Strategic Merger of Equals - M&A Call

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

Yes. It’s - I’d say Subhasish, it’s a balance of all that, clearly. But we’re - as Rick kind of outlined in the materials, kind of our priorities at different price levels, absolutely, the first thing is we want to maintain that productive capacity on top of that. Obviously, we’re going to fund that fixed dividend. We try to give you a rough payout ratio, which is around that kind of 10% of cash flow on that fixed dividend. And as you said there at the end of your comment, the incremental piece is really the variable. And so that’s the piece that’s really - allow us to have some flexibility and flex up and down on those payouts to shareholders over time, depending on how we are on achieving our debt reduction targets as well as just funding the broader business.

Scott Coody - Devon Energy Corporation - VP of IR

Well, I show that we’re at the end of our time slot today. I appreciate everyone’s interest in Devon and WPX. And if we didn’t get to your questions, please don’t hesitate to reach out to the Investor Relations team at Devon or WPX. Have a good day, everyone.

Operator

Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect.

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Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties;

midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.